Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-285508

(To Product Supplement No. EQUITY LIRN-1 dated August 1,
2025, Prospectus Supplement dated March 25, 2025

and Prospectus dated March 25, 2025)

950,116 Units $10 principal amount per unit CUSIP No. 063929673	Pricing Date Settlement Date Maturity Date	June 25, 2026 July 2, 2026 June 30, 2028

Capped Leveraged Index Return Notes® Linked to the State Street® SPDR® S&P® Regional Banking ETF

▪	Maturity of approximately two years
▪	2-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 33.60%
▪	If the Underlying Fund declines, but not by more than 10.00%, a return of principal
▪	1-to-1 downside exposure to decreases in the Underlying Fund beyond a 10.00% decline, with up to 90% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Bank of Montreal
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are the unsecured obligations of Bank of Montreal. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are being issued by Bank of Montreal (“BMO”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY LIRN-1.

The estimated initial value of the notes determined by us as of the pricing date, which we refer to as the initial estimated value, is $9.73 per unit, which is less than the public offering price listed below. However, as discussed in more detail in this term sheet, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.00	$9,501,160.00
Underwriting discount	$ 0.20	$190,023.20
Proceeds, before expenses, to BMO	$ 9.80	$9,311,136.80

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

June 25, 2026

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Summary

The Capped Leveraged Index Return Notes® Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, or secured by collateral. The notes rank equally with all of our other unsecured senior debt from time to time outstanding. Any payments due on the notes, including any repayment of principal, are subject to our credit risk.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the State Street® SPDR® S&P® Regional Banking ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

Our initial estimated value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the initial estimated value of the notes is based on market conditions at the time it is calculated.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate described above. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” and “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Bank of Montreal (“BMO”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The State Street® SPDR® S&P® Regional Banking ETF (Bloomberg symbol: “KRE”)
Starting Value:	$74.77
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day occurring during the Maturity Valuation Period times its Price Multiplier on that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-27 of product supplement EQUITY LIRN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Underlying Fund, as described beginning on page PS-30 of product supplement EQUITY LIRN-1
Threshold Value:	$67.29 (90.00% of the Starting Value, rounded to two decimal places)
Participation Rate:	200%
Capped Value:	$13.36 per unit, which represents a return of 33.60% over the principal amount.
Maturity Valuation Period:	June 21, 2028, June 22, 2028, June 23, 2028, June 26, 2028 and June 27, 2028
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” below.
Joint Calculation Agents:	BMO Capital Markets Corp. (“BMOCM”) and BofA Securities, Inc. (“BofAS”), acting jointly.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY LIRN-1 dated August 1, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925011343/j729253424b2.htm

▪	Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling toll-free at 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. When we refer to “we,” “us” or “our” in this term sheet, we refer only to Bank of Montreal.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek 100% principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Hypothetical Payout Profile and Examples of Payments at Maturity

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and the Capped Value of $13.36 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 90.00, the Participation Rate of 200%, the Capped Value of $13.36 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund, which you would otherwise be entitled to receive if you invested in the Underlying Fund directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
60.00	-40.00%	$7.00	-30.00%
70.00	-30.00%	$8.00	-20.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.50	-2.50%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.50	2.50%	$10.50	5.00%
105.00	5.00%	$11.00	10.00%
110.00	10.00%	$12.00	20.00%
116.80	16.80%	$13.36(3)	33.60%
120.00	20.00%	$13.36	33.60%
130.00	30.00%	$13.36	33.60%
140.00	40.00%	$13.36	33.60%
150.00	50.00%	$13.36	33.60%
160.00	60.00%	$13.36	33.60%

(1)	This is the hypothetical Threshold Value
(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Underlying Fund.
(3)	The Redemption Amount per unit cannot exceed the Capped Value.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 50.00
= $6.00 Redemption Amount per unit

Example 2
The Ending Value is 97.50, or 97.50% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 97.50
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 102.50, or 102.50% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.50
= $10.50 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.36 per unit

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY LIRN-1, page S-2 of the prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation and Market-related Risks

▪	Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The public offering price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

▪	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

▪	Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Fund, dividend rates and interest rates. Different pricing models and assumptions, including those used by the agent, its affiliates or other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BofAS or any of our respective affiliates would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BofAS or any of our respective affiliates or any other party would be willing to buy your notes in any secondary market at any time.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that affects its value, and these entities have no obligation to consider your interests.

▪	The sponsor of the index underlying the Underlying Fund may adjust such index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Underlying Fund or the securities held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund or any company included in the Underlying Fund, and have not verified any disclosure made by any company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY LIRN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are unclear. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

▪	You should review carefully the sections of this term sheet and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

The equity securities composing the Underlying Fund are concentrated in the regional banking industry.

All or substantially all of the equity securities composing the Underlying Fund are issued by companies whose primary line of business is directly associated with the regional banking industry. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The performance of bank stocks may be affected by extensive governmental regulation of banking companies, which may limit the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, and the amount of capital they must maintain. The impact of changes in regulations and capital requirements on a banking company cannot be predicted and may negatively impact such banking company. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banking companies may also be subject to severe price competition. Competition among banking companies is high and failure to maintain or increase market share may result in lost market value. Investments in regional banking companies, which may be small or medium in size, may involve greater risk than investing in larger, more established banking companies. Securities of regional banking companies are often less liquid and subject to greater volatility and less trading volume than is customarily associated with securities of larger banking companies. A regional banking company’s financial performance may be dependent upon the business environment in certain geographic regions of the United States and, as a result, adverse economic or employment developments in such regions may negatively impact such regional banking company and, in turn, the Underlying Fund.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

The Underlying Fund

The State Street® SPDR® S&P® Regional Banking ETF (formerly known as the SPDR® S&P® Regional Banking ETF) is issued by the SPDR® Series Trust, a registered open-end management investment company. The Underlying Fund seeks investment results that correspond generally to the price and yield performance, before expenses, of the S&P® Regional Banks Select Industry™ Index, an equally-weighted index that is designed to measure the performance of the regional banks sub-industry of the S&P® Total Market Index (the “S&P TM Index”). Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this term sheet. The Underlying Fund is listed on NYSE Arca, Inc. under the ticker symbol “KRE.” For more information about the S&P® Regional Banks Select Industry™ Index, see “—The S&P® Regional Banks Select Industry™ Index” below.

This term sheet relates only to the notes offered hereby and does not relate to the Underlying Fund. We have derived all disclosures contained in this term sheet regarding the Underlying Fund from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Fund. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Underlying Fund in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Fund have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Fund could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the Underlying Fund. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Underlying Fund, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Fund. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The S&P® Regional Banks Select Industry™ Index

We obtained all information contained in this term sheet regarding the S&P® Regional Banks Select Industry™ Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”), the index sponsor. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the S&P® Regional Banks Select Industry™ Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the S&P® Regional Banks Select Industry™ Index in connection with the offer and sale of notes.

In addition, information about the S&P® Regional Banks Select Industry™ Index may be obtained from other sources including, but not limited to, the S&P Dow Jones’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the S&P® Regional Banks Select Industry™ Index is accurate or complete.

The S&P® Regional Banks Select Industry Index is an equally-weighted index that is designed to measure the performance of the regional banks sub-industry of the S&P TM Index. Each of the component stocks in the S&P® Regional Banks Select Industry Index is a constituent company within the foregoing sub-industry of the S&P TM Index. The S&P® Regional Banks Select Industry Index is reported by Bloomberg L.P. under the ticker symbol “SPSIRBK.”

For purposes of this section, the S&P® Regional Banks Select Industry™ Index is a “Select Industry Index” and one of the “Select Industry Indices.”

General

Each Select Industry Index is designed to measure the performance of a sub-industry or group of sub-industries within the S&P TM Index based on the Global Industry Classification Standards (“GICS®”). The S&P TM Index is a benchmark that measures the performance of the United States equity market. The S&P TM Index offers broad market exposure to companies of all market capitalizations, including all common equities listed on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA, or Cboe EDGX. Only United States companies are eligible for inclusion in the S&P TM Index.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Index Eligibility

To qualify for membership in a Select Industry Index, at each quarterly rebalancing, a stock must satisfy each of the following criteria:

1.	A stock must be a member of the S&P TM Index.

2.	A stock must be included in the relevant GICS® primary sub-industry (or, if fewer than the minimum number of stocks are selected from the relevant primary sub-industry, a supplementary sub-industry as described in 4 below).

3.	A stock must meet one of the following float-adjusted market capitalization (“FMC”) and float-adjusted liquidity ratio (“FALR”) requirements:

a.	Be a current constituent and have an FMC greater than or equal to $300 million and an FALR greater than or equal to 50%;

b.	Have an FMC greater than or equal to $500 million and an FALR greater than or equal to 90%; or

c.	Have an FMC greater than or equal to $400 million and an FALR greater than or equal to 150%.

4.	If fewer than 35 stocks are selected for inclusion in a Select Industry Index from the applicable primary sub-industries, for certain Select Industry Indices, stocks from a supplementary list of highly correlated sub-industries (referred to as supplementary stocks) will be selected by the following process:

a.	All eligible primary stocks are added to the relevant Select Industry Index;

b.	If there are 35 or more eligible primary stocks, then any current constituents that are supplementary stocks are removed;

c.	If after step 1 there are less than 35 eligible primary stocks, then supplementary stocks meeting the relevant market capitalization and liquidity thresholds are added in order of their FMC from largest to smallest until the minimum constituent count of 35 stocks is met;

d.	A buffer is applied in step 3 such that a supplementary stock being added must have an FMC greater than 1.2 times (or 20% higher than) the supplementary stock it is replacing. This buffer is evaluated on each supplementary stock addition relative to the current supplementary stock it is replacing. For example, the largest non-index supplementary stock by FMC is evaluated against the smallest supplementary index constituent, the second largest non-index supplementary stock is evaluated against the second smallest supplementary index constituent, etc. This process is repeated until no supplementary additions exceed the buffer.

5.	Additionally, minimum FMC requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Liquidity

A FALR, defined as the annual dollar value traded divided by FMC, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for stocks that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized.

Takeover Restrictions

At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions. If S&P Dow Jones decides to remove or exclude a company, that company is ineligible for re-entry or inclusion, respectively, for at least one full calendar year, beginning with the subsequent rebalance.

Multiple Share Classes

For companies with multiple share classes of common stock, S&P Dow Jones determines the share class with both the highest one-year trading liquidity (as defined by median daily value traded) and largest float-adjusted market capitalization as the designated listing. When the liquidity and market capitalization indicators are in conflict, S&P Dow Jones analyzes the relative differences between the two values placing a greater importance on liquidity. Each such company included in a Select Industry Index is represented once by its designated listing.

Calculation of the Select Industry Indices

The Select Industry Indices are equally-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on the applicable base date. The index value is simply the index market value divided by the index divisor.

In order to maintain index series continuity, it is necessary to adjust the divisor at each rebalancing.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Constituent Weightings

At each quarterly rebalancing, constituents are initially equally-weighted, with adjustments made to ensure that, for a given theoretical portfolio value (“TPV”), each individual constituent’s index weight cannot exceed 4.5% of the FMC and the value that can be traded in three days. No stock in the index can have a weight greater than 4.5%. TPVs are reviewed annually in September, incorporating index-linked exchange traded product assets under management (“AUM”) using the below process:

1.	Determine the maximum aggregate AUM tracking each S&P Select Sector Index over the past year, based on index-linked exchange traded product’s AUM from the previous September, December, March, and June, as well as the latest available month-end data point.

2.	Round the maximum value up to the nearest billion.

3.	Add a 20% buffer to the result and again round up to the nearest billion for the final TPV.

If there are no index-linked exchange traded products tracking a S&P Select Sector Index, the TPV for that S&P Select Sector Index is set at $2 billion. Any updates are made at the discretion of the Index Committee and announced to clients with ample lead time.

S&P Dow Jones Indices calculates a maximum constituent weight for each index constituent using the following formula:

where:

3-month MDVT	= Three-month median daily value traded

3	= Liquidity weight multiplier

4.5%	= Single stock cap

The reference date for assessing the 3-month MDVT and stock price is after the close on the last business day of February, May, August and November for the rebalancings effective after the close on the third Friday of March, June, September and December, respectively.

Each constituent’s initial equal weight is compared to the calculated maximum constituent weight, and the constituent’s weight is set to the lesser of the maximum constituent weight or the initial equal weight. If the resulting index weights do not sum to 100%, any excess weights are iteratively redistributed to the uncapped constituents.

If all constituents are capped and the resulting index weights still do not sum up to 100%, the constraints are relaxed in the following order:

1.	Maximum liquidity weight multiplier in increments of 0.1,

2.	Single stock cap in increments of 0.1%,

3.	TPV decreasing in increments of $ 100 million.

The process is repeated iteratively until a feasible solution is found. The single stock weight constraint’s upper limit for the iterative process is 4.8%.

Secondary Reweighting. If, on the third to last business day of March, June, September, or December, the aggregate weight of companies with index weights greater than 4.8% exceeds 50%, index weights reset to the previously determined weights using the data from that quarter's reference date.

If such a secondary reweighting is triggered, and existing constituent(s) were dropped since the prior quarterly rebalancing, the secondary reweighting re-runs the reweighting process using the same data from the latest quarterly rebalancing.

Maintenance of the Select Industry Indices

Rebalancing. The membership of the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Additions. Stocks are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the applicable Select Industry Index at the weight of the deleted company.

Deletions. A stock is deleted from the applicable Select Industry Index if the S&P TM Index drops the stock. If a stock deletion causes the number of stocks in the applicable Select Industry Index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In the case of mergers involving two index constituents, the merged entity remains in the applicable Select Industry Index provided it satisfies the eligibility criteria. If the merged entity qualifies for index inclusion, the stock deemed the target is dropped, the index shares for the acquirer will remain unchanged, and the weightings of the remaining constituents adjust proportionally.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

GICS Reclassifications. If a constituent’s GICS® classification changes to an ineligible sub-industry for a given Select Industry Index, the constituent is removed from such Select Industry Index at the subsequent rebalancing.

Spin-Offs. The S&P Select Industry Indices follow the S&P TM Index treatment of spin-offs. In general, both the parent and spin-off company remain in the relevant Select Industry Index until the subsequent rebalancing. The spin-off company is added to the relevant Select Industry Index at a zero price at the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from S&P TM Index the weight of the spun-off company is added back to the parent stock’s weight after at least one day of trading.

Adjustments. The table below summarizes the treatment of certain corporate actions.

Corporate Action	Treatment

Change in shares outstanding	Shares outstanding changes are offset by an adjustment factor (“AWF”). There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.

Split/reverse split	Shares outstanding are adjusted by the split ratio. Stock price is adjusted by the split ratio. There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.

Change in IWF	IWF changes are offset by an AWF. There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.

Ordinary dividend	When a company pays an ordinary cash dividend, also referred to as a regular cash dividend, the relevant Select Industry Index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to that Select Industry Index.

Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the market capitalization of the relevant Select Industry Index causes a divisor adjustment.

Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption that the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an AWF to keep the market capitalization (stock weight) of the relevant Select Industry Index unchanged. There is no change to the market capitalization of that Select Industry Index and no divisor adjustment.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2016 through the pricing date. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $74.77. The graph below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Underlying Fund.

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BMO or for any purpose other than that described in the immediately preceding sentence.

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with costs associated with offering, structuring and hedging the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MLPF&S, BofAS and/or one of their or our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that the agent, and their or our respective affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-22 of product supplement EQUITY LIRN-1.

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Canadian Federal Income Tax Summary” in the product supplement EQUITY LIRN-1. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—LIRNs Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the notes, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders— LIRNs Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to notes issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on our determination that the notes do not have a delta of one with respect to any underlying security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes®
Linked to the State Street® SPDR® S&P® Regional Banking ETF, due June 30, 2028

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

Capped Leveraged Index Return Notes®	TS-16